CLARKESON RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

ASSETS:		
Cash	$	4,750
Due from broker		255,283
Other assets		1,662
TOTAL ASSETS	$	261,695

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Due to parent	$	127,502
Accrued expenses and accounts payable		10,437
TOTAL LIABILITIES		137,939
STOCKHOLDER'S EQUITY:		
Common stock (100 shares authorized; 100 shares issued and outstanding; $1 par value)		100
Additional paid-in capital		621,373
Retained Earnings		(497,717)
TOTAL STOCKHOLDER'S EQUITY		123,756
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	261,695